March 29, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	MabVax Therapeutics Holdings, Inc. Amendment No 1 to Registration Statement on Form S-1 Filed March 16, 2017 File No. 333-216016

Dear Ms. Hayes:

Please find below responses to certain questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated March 23, 2017 (the "Comment Letter") relating to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by MabVax Therapeutics Holdings, Inc. (the “Company”). We have simultaneously filed an amendment to the Registration Statement.

The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated.

Prospectus Cover Page

1. We note your response to prior comment number 1. As noted in your response, please include disclosure on the cover page of the prospectus that the offering price will be determined through negotiation with the lead underwriter and, if true, that the recent market price may not be indicative of the offering price.

Response:

The Registration Statement has been amended to disclose that the offering price will be determined through negotiation between the Company and Laidlaw & Company (UK) Ltd., the lead underwriter in the offering, and that the recent market price may not be indicative of the offering price.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel Harvey J. Kesner, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

MabVax Therapeutics Holdings, Inc.

By:	/s/ J. David Hansen
J. David Hansen Chief Executive Officer